Exhibit 99.3

Accessible Workplace Management Software DeskFlex Launches in Brazil, Marking Expansion into LATAM

Vancouver, British Columbia (March 19, 2026) — DeskFlex, a Canadian workplace management software that enhances employee experience and supports data-driven decision-making, announces its launch in Brazil, marking a strategic step toward broader expansion across Latin America. With nearly 300,000 companies, 201,000 corporate offices, and a rapidly growing hybrid and remote workforce, Brazil offers an ideal market for DeskFlex. Following its sponsorship of ExpoPlaza Latina in Vancouver last November, the company has laid the groundwork to introduce its accessible, scalable solution to support hybrid work in Latin America — starting with Brazil. In addition to Mexican Spanish, Deskflex now supports Brazilian Portuguese.

“Similar to Canada and the United States, the Brazilian workforce has become incredibly distributed, and many organizations still lack the tools needed to manage these new hybrid models,” said Steve Rhode, ZenaTech’s Director of Sales, in charge of DeskFlex. “Since participating in ExpoPlaza Latina last year, we’ve built trusted relationships and gained valuable insight into the evolving needs of Latin American organizations navigating hybrid work. With DeskFlex, we aim to provide a flexible and accessible solution that helps Brazilian teams thrive, wherever they’re located.”

At ExpoPlaza Latina, DeskFlex’s team joined conversations about the Future of Work in Latin America, highlighting how smart workplace management solutions can help organizations optimize workspace utilization and ultimately reduce real estate spend, while enhancing transparency, flexibility, and collaboration in hybrid teams.

"As LATAM markets evolve, workplace innovation becomes essential. Organizations like DeskFlex help drive the conversation around flexibility, efficiency, and cross-border collaboration in the new economy," said Paola Murillo, Founder & Executive Director of Latincouver Cultural & Business Society, organizer of ExpoPlaza Latina.

Deskflex is a flexible workspace booking and scheduling platform, providing Brazilian organizations with the data and tools they need to coordinate hybrid teams efficiently without sacrificing performance or connection. Accessible from anywhere, at any time, via a dedicated app with interactive floor plans, DeskFlex makes it easy for employees to reserve a workspace, and for leadership to make informed decisions based on advanced analytics, real-time occupancy insights, and visual dashboards that track usage trends and demand. More than just a workforce management tool, the platform gives organizations comprehensive insights into their office space utilization and workplace resources. This data-driven model supports high-performing hybrid work environments, while saving costs and increasing employee satisfaction.

About DeskFlex

DeskFlex, a subsidiary of ZenaTech, Inc. (Nasdaq: Zena), is a cloud-based workplace management platform that helps organizations optimize office space, support hybrid work models, and streamline desk and room bookings. By providing real-time visibility into workspace availability and seamless integration with calendars and access systems, DeskFlex helps reduce real estate spend, enhances employee experience, and enables data-driven decision-making for smarter, more efficient, and compliant workplaces.

Contact for more information:

Celeste Maridat

PR & Communications Specialist

ZenaTech, Inc.
media@zenatech.com

Safe Harbor

This press release and related comments include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of DeskFlex and reflects management’s expectations and projections regarding DeskFlex’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to DeskFlex’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; DeskFlex's ability to deliver products to the market as currently contemplated; DeskFlex's ability to develop products for markets as currently contemplated; DeskFlex’s anticipated cash needs and its needs for additional financing; DeskFlex’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which its parent, ZenaTech, operates; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of DeskFlex; DeskFlex’s expected business objectives for the next twelve months; DeskFlex’s ability to obtain additional funds as required including from its parent, ZenaTech, or affiliated companies; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, rules and regulations; and other related risks and uncertainties disclosed under the heading “Risk Factors“ in ZenaTech's filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. DeskFlex undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.